[redacted]

SECU 13011933 SION

SEC Mail Processing Section
MAR 15 2013
Washington DC
401

AB 3/21

CD 3/27/13

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SEC FILE NUMBER
8-53126

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Instream Partners, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 Middlefield Road, Suite 150

(No. and Street)

Menlo Park	**CA**	**94025**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Schlesinger **(650) 853-8699**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

EisnerAmper LLP

(Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

CD 3/27/13

INSTREAM PARTNERS, LLC
FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT

DECEMBER 31, 2012

OATH OR AFFIRMATION

I, **John Schlesinger**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Instream Partners, LLC**, as of **December 31, 2012**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

State of California
County of San Francisco

Subscribed and sworn to before me
this 13 day of March 2013

Notary Public

LEAH M. RESCATE
Commission # 1872002
Notary Public - California
San Francisco County
My Comm. Expires Dec 20, 2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the Securities Investor Protection Corporation Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of Segregation Requirements and Funds in Segregation - Customer Regulated Commodity Futures account pursuant to Rule 171-5.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Member
Instream Partners, LLC

Report on the Consolidated Financial Statements

We have audited the accompanying statement of financial condition of Instream Partners, LLC (the "Company") as of December 31, 2012, and the related statements of operations, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

EISNERAMPER
ACCOUNTANTS & ADVISORS

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Instream Partners, LLC as of December 31, 2012, and results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

EisnerAmper LLP

San Francisco, CA
March 13, 2013

INSTREAM PARTNERS, LLC
Statement of Financial Condition
December 31, 2012

Assets		
Cash	$	45,086
Accounts receivable		14,557
Advances to Officer		229,695
Prepaid expenses		722
Office equipment, net		3,558
Total assets	$	293,618
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	28,947
Commissions payable		12,971
Total liabilities		41,918
Member's equity		251,700
Total liabilities and member's equity	$	293,618

See Accompanying Notes to Financial Statements

INSTREAM PARTNERS, LLC
Statement of Operations
Year Ended December 31, 2012

Revenues	
Consulting, advisory and transaction fees	$ 4,889,088
Reimbursed expenses	218,655
Other	5,110
Total revenues	5,112,853
Expenses	
Consulting and advisory fee commissions	4,735,805
Bad debts	76,400
General and administrative	34,185
Rent	13,991
Professional fees	10,807
Total expenses	4,871,188
Net income	$ 241,665

See Accompanying Notes to Financial Statements

INSTREAM PARTNERS, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2012

Member's equity, beginning of year	$	10,035
Net income		241,665
Member's equity, end of year	$	251,700

See Accompanying Notes to Financial Statements

INSTREAM PARTNERS, LLC
Statement of Cash Flows
Year Ended December 31, 2012

Cash flows from operating activities:		
Net income	$	241,665
Adjuments to reconcile net income to net cash provided by operating activities:		
Decrease in accounts receivable		47,534
Increase in advances to Officer		(229,695)
Increase in accounts payable and accrued expenses		9,915
Decrease in commissions payable		(63,029)
Net cash provided by operating activities		6,390
Cash flows from investing activities:		
Purchase of office equipment		(2,088)
Net increase in cash		4,302
Cash, beginning of year		40,784
Cash, end of year	$	45,086

See Accompanying Notes to Financial Statements

INSTREAM PARTNERS, LLC
Notes to Financial Statements
December 31, 2012

1. Business and Summary of Significant Accounting Policies

Business

Instream Partners, LLC (the "Company") is a California limited liability company formed on December 1, 2000. The Company is registered with the Securities and Exchange Commission as a securities broker dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides investment banking services with a focus on middle market growth companies.

Cash

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Revenue Recognition

Consulting, advisory and transaction fees from providing merger and acquisition advice, general corporate financial advisory services and raising capital for public and private companies are recorded when earned as per the terms of the respective contracts.

Consulting and Advisory Fee Commissions

The Company pays consulting and advisory fee commissions to its registered representatives as a percentage of revenue earned. Consulting and advisory fees commission expense and payable is recorded when services are provided and the corresponding revenue is recorded.

Income Taxes

No provision for federal or state income taxes has been made since the Company is treated as a disregarded entity for income tax purposes and its income is allocated to the member for inclusion in the member's income tax returns. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2008.

1. Business and Summary of Significant Accounting Policies (continued)

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant to such contracts.

3. Accounts Receivable

Accounts receivable from clients are stated at the amount management expects to collect from outstanding balances based on its assessment of the current status of individual accounts. Doubtful accounts are periodically reviewed for collectability and are written off when all collection efforts have been exhausted. During the year ended December 31, 2012, $76,400 was written off as bad debt expense and is reflected in the accompanying financial statements.

4. Net Capital Requirements and Exemption from SEC Rule 15c3-3

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $7,211, which was $2,211 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 5.8131 to 1.

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements and possession or control provisions of Rule 15c3-3.

5. Transactions with Affiliate

Effective January 1, 2011, the Company entered into an agreement with one of its registered representatives (the "Special Registered Rep") under which the Special Registered Rep pays the Company for certain operating expenses of the Company. Under the terms of the agreement, the Special Registered Rep pays the Company 50% for all FINRA-related expenses and audit fees, and 75% for other operating expenses including rent, accounting services, insurance and taxes as well as other non-FINRA office expenses. Operating expenses reported in the accompanying statement of operations are net of payments from the Special Registered Rep.

During 2012, commissions paid to the Special Registered Rep totaled $215,465 and reimbursements from the Special Registered Rep for expenses totaled $107,420.

During 2012, the Company advanced $229,695 to the sole member and the officer of the Company. The Company does not charge any interest on this advance.

6. Concentration Risk

For the year ended December 31, 2012, three customers accounted for approximately 51% of the Company's total consulting, advisory and transaction fees income.

7. Lease Obligation

The Company operates from a leased office space in Menlo Park, California. The lease expired on February 28, 2013 and was extended for another two years. Under the terms of the lease agreement, the Company is charged a monthly base rent and is allocated its share of direct expenses. While the Company is a signatory on the lease, only 25% of the total rent expense is allocated to the Company with the remainder allocated to and paid by the Special Registered Rep.

The Company's future minimum lease payments on the non-cancelable lease are as follows:

Year Ending December 31,	Company Share	Special Registered Rep Share	Total
2013	$ 12,700	$ 38,000	$ 50,700
2014	14,800	44,500	59,300
2015	2,500	7,500	10,000
	$ 30,000	$ 90,000	$ 120,000

7. Lease Obligation (continued)

For 2012, the Company paid a total of $72,107 in gross rent, of which $58,114 was allocated to and paid by the Special Registered Rep and $13,993 was recorded as rent expense by the Company in the accompanying statement of operations.

8. Contingency

On March 1, 2012, the Company notified FINRA and the SEC of a material inadequacy in the internal controls over financial reporting for 2011. The material weakness specifically relates to the accounting for commissions payable and supervision and review of the monthly accounting process. During 2012, the Company has not received any further correspondence from SEC and FINRA related to this matter. On March 13, 2013, the Company notified FINRA and the SEC of a material inadequacy in internal control over financial reporting for 2012 specifically relating to the accounting for accrued expenses at December 31, 2012. The accompanying financial statements do not reflect any adjustments as a result of this uncertainty.

9. Subsequent Events

Management evaluated subsequent events through March 13, 2013, the date these financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT PART IIA

BROKER OR DEALER: Instream Partners, LLC as of December 31, 2012

1. Total ownership equity from Statement of Financial Condition			$	251,700	3480
2. Deduct ownership equity not allowable for Net Capital				( )	3490
3. Total ownership equity qualified for Net Capital				251,700	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities				251,700	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	244,489	3540			
B. Secured demand note delinquency		3590			
C. Commodity futures contracts and spot commodities – proprietary capital charge.		3600			
D. Other deductions and/or charges		3610		(244,489)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net capital before haircuts on securities positions				7,211	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):					
A. Contractual securities commitments		3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted Securities		3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities		3734			
D. Undue Concentration		3650			
E. Other (List)		3736			3740
10. Net Capital			$	7,211	3750

OMIT PENNIES

Notes:

6A. Non-allowable assets:

Petty cash	$	100
Accounts Receivable >30 days		10,414
Advances to Officers		229,695
Prepaid expenses		722
Office equipment, net		3,558
Total non-allowable assets	$	244,489

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: Instream Partners, LLC as of December 31, 2012

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19)			$ 2,795	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			5,000	3758
13. Net capital requirement (greater of line 11 or 12)			5,000	3760
14. Excess net capital (line 10 less 13)			2,211	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12			$ 1,211	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 41,918	3790
17. Add:				
A. Drafts for immediate credit	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820		3830
19. Total Aggregate indebtedness			$ 41,918	3840
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			581.31%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers of dealers and consolidated subsidiaries debits		3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note (A)		3880
24. Net capital requirement (greater of line 22 or 23)		3760
25. Excess capital (line 10 or 24)		3910
26. Net capital excess of the greater of: A. 5% of combined aggregate debit items or $120,000		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
 1. Minimum dollar net capital requirement, or
 2. 6 2/3% of aggregated indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

SCHEDULE II

INSTREAM PARTNERS, LLC
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
December 31, 2012

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements of Rule 15c3-3.

SCHEDULE III

INSTREAM PARTNERS, LLC
Information Relating to the Possession
Or Control Requirements Under Rule 15c3-3
December 31, 2012

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the possession or control provisions of Rule 15c3-3.

INSTREAM PARTNERS, LLC
Reconciliations Pursuant to Rules 15c3-1 and 15c3-3
December 31, 2012

1. Reconciliation of Computation of Net Capital to Company's Computation

The reconciliation between Schedule I and the Company's computation is as follows:

	Net Capital	Aggregate Indebtedness	Percentage
Amounts reported in Company's part II (unaudited) FOCUS report	$ 24,234	$ 24,895	102.73%
Adjustments:			
Accrued audit and tax fees	(10,150)	10,150	
Accrued SIPC assessment	(6,873)	6,873	
Expense reimbursement receivable	4,000	-	
Accounts receivable - NA	(4,000)	-	
Amounts per Schedule I	$ 7,211	$ 41,918	581.31%

2. Reconciliation of Computation of Reserve Requirements to Respondent's Computations

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements of Rule 15c3-3.

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488
www.eisneramper.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

To the Member of
Instream Partners, LLC

In planning and performing our audit of the financial statements of Instream Partners, LLC (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

EISNERAMPER
ACCOUNTANTS & ADVISORS

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2012, and this report does not affect our report thereon dated March 13, 2013.

During our audit, we detected errors resulting in adjustments to the Company's accounting records. The adjustments related specifically to certain accrued expenses and a related receivable at year-end. The errors occurred because of the Company's ineffective supervision and review of the monthly accounting process. The net effect of the adjustments was material to the financial statements taken as a whole and resulted in adjustments to the Company's net capital at December 31, 2012.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were materially inadequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

EisnerAmper LLP

San Francisco, CA
March 13, 2013

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES

To the Member of
Instream Partners, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by Instream Partners, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entry in the general ledger and cash register, noting no differences;

2. Compared the Total Revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting a difference of $78,908 reported more on Form SIPC-7 due to a reclassification adjustment;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers for revenue not related either directly or indirectly to the securities business, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

EisnerAmper LLP

San Francisco, CA
March 13, 2013

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053126 FINRA DEC
INSTREAM PARTNERS LLC 10*10
545 MIDDLEFIELD RD STE 150
MENLO PARK CA 94025-3400

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
John Durden 925-447-7660

2. A. General Assessment (item 2e from page 2) $ 12,425.60

B. Less payment made with SIPC-6 filed (exclude interest) (5,552.56)
7-31-12
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 6873.04

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 6873.04

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 6873.04

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Instream Partners LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Managing Director
(Title)

Dated the 24 day of Febru 20 13

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,191,760.81
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Reimbursed expenses (Deductions in excess of $100,000 require documentation)	221,522.34
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	221,522.34
2d. SIPC Net Operating Revenues	$ 4,970,238.47
2e. General Assessment @ .0025	$ 12,425.60 (to page 1, line 2.A.)